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Exhibit 3.14

OPERATING AGREEMENT

OF

FLAMINGO PARADISE GAMING, LLC

A Nevada Limited Liability Company

OPERATING AGREEMENT

OF

FLAMINGO PARADISE GAMING, LLC

A Nevada Limited Liability Company

i

ii

iii

OPERATING AGREEMENT

OF

FLAMINGO PARADISE GAMING, LLC

A Nevada Limited Liability Company

        THIS OPERATING AGREEMENT is made and entered into as of the 15th day of September 1999 by the undersigned member of Flamingo Paradise Gaming, LLC (the "Company"). The Company may admit additional members from time to time. The undersigned and the additional members shall hereafter be referred to herein as the "Members."

ARTICLE I. OFFICES

Section 1.01    Principal Office

        The principal office of Flamingo Paradise Gaming, LLC (the "Company") in the State of Nevada shall be 5195 Las Vegas Boulevard South, Las Vegas, Nevada 89119. The Members may change said principal office at any time from one location to another in the State of Nevada.

ARTICLE II. PURPOSE

Section 2.01    Purpose

        The purpose of the Company shall be to engage in the business of owning, renovating, operating and managing a hotel and casino located at 4100 Paradise Road, Las Vegas, Nevada 89109 (formerly known as Hotel Continental) and operating any additional businesses related or incidental thereto ("Project"). The total cost and expenses associated with the development of the Project shall not $48 million plus a reserve of 10% or approximately $4.8 million for contingencies. Any business beyond the business described herein shall require the unanimous written consent of the Members.

ARTICLE III. CAPITAL

Section 3.01    Initial Capital

        The initial capital of the Company shall be the sums of cash or the agreed fair market value of the property or services (or combination of cash, property and services) contributed to the Company by the Members-in such amounts or value as are set out opposite the name of each of the Members on Schedule A attached hereto and incorporated herein by this reference which shall be amended from time to time by the manager of the Company (the "Manager") to reflect a current list of the names and addresses of each current member. In the event that property is contributed by a Member as a capital contribution, such property shall be free and clear of all liens and other interests except as may otherwise be agreed in writing by all Members.

Section 3.02    Capital Accounts

        Capital Accounts shall be established on the Company's books representing the Members' respective capital contributions to the Company. The term "Capital Account" shall mean the capital account maintained for such Member in accordance with the following provisions:

  3.02.1
  Each Member's Capital Account shall be increased by:

  3.02.1.1
  The amount of the Member's cash or in-kind capital contributions to the Company pursuant to Section 3.01;

  3.02.1.2
  The fair market value of any property contributed by the Member to the Company (net of liabilities secured by any such contributed property that the Company is considered to assume or take subject to for purposes of Section 752 of the Internal Revenue Code of 1986, as amended from time to time [the "Code"]);

    3.02.1.3
    The amount of Net Profits (as defined below) (or items thereof) allocated to the Member pursuant to Article VII, and

    3.02.1.4
    Any other increases required by regulations pursuant to the Code, promulgated by the U.S. Treasury ("Regulations"). If Section 704(c) of the Code applies to property contributed by a Member to the Company, then the Members' Capital Accounts shall be adjusted in accordance with Regulations Section 1.704-1(b)(2)(iv)(g).

  3.02.2
  Each Member's Capital Account shall be decreased by:

  3.02.2.1
  The amount of Net Losses (as defined below) allocated to the Member pursuant to Article VII;

  3.02.2.2
  All amounts paid or distributed to the Member pursuant to Article VIII, other than amounts required to be treated as a payment for property or services under the Code;

  3.02.2.3
  The fair market value of any property distributed in kind to the Member (net of any liabilities secured by such distributed property that such Member is considered to assume or take subject to for purposes of Section 752 of the Code); and

  3.02.2.4
  Any other decreases required by the Regulations.

        Before decreasing a Member's Capital Account (as described above) with respect to the distribution of any property to such Member, all Members' accounts shall be adjusted to reflect the manner in which the unrealized income, gain, loss, and deduction inherent in such property (that has not been previously reflected in the Members' Capital Accounts) would be allocated among the Members if there were a taxable disposition of such property by the Company on the date of distribution, in accordance with Regulations Section 1.704-1 (b)(2)(iv)(e).

  3.02.3
  In determining the amount of any liability for purposes of Sections 3.02.1.2 and 3.02.1.3, there shall be taken into account Code Section 752(c) and any other applicable provisions of the Code and any Regulations promulgated thereunder.

  3.02.4
  Members' Capital Accounts shall be adjusted in accordance with, and upon the occurrence of an event described in Regulations Section 1.704-1(b)(2)(iv)(f), including the addition of new Members pursuant to Section 4.13, or the receipt of additional capital contributions pursuant to Section 3.06 or Section 3.07, to reflect a revaluation of the Company's assets on the Company's books. Such adjustments to the Members' Capital Accounts shall be made in accordance with Regulations Section 1.704-1(b)(2)(iv)(g) for allocations of depreciation, depletion, amortization and gain or loss with respect to such revalued property.

  3.02.5
  All provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulations Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Regulations. The Members shall make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Regulations Section 1.704-1(b).

Section 3.03    Federal Income Tax Elections

        The Company may make all elections for federal income tax purposes, including but not limited to an election, pursuant to Code Section 754, to adjust the basis of the Company's assets under Code Sections 734 or 743. In the event an election pursuant to Code Section 754 is made by the Company, upon the adjustment to the basis of the Company's assets, the Members' Capital Accounts shall be adjusted in accordance with the requirements of Regulation Section 1.704-1(b)(2)(iv)(m).

Section 3.04    Member Interest

        The "Member Interest" of a Member shall be the percentage ownership of the Company by said Member as shown on Schedule A, attached hereto, as such schedule may be modified from time-to-time. In the event the Company's assets are revalued pursuant to Section 3.02.4 resulting in an adjustment to the Members' Capital Accounts, the Members Interest of each Member shall, for purposes of this Agreement, be adjusted to reflect the value of each Member's respective Capital Account balance, as a percentage of the total of all Capital Accounts, immediately after such revaluation. In making any adjustment to the Member Interests as shown on Schedule A, credit shall be given, to the extent agreed to by the Members, for services rendered to the Company in exchange for a Member Interest, even though such services are not reflected in the Capital Account balances.

Section 3.05    Interest

        No interest shall be paid or credited to the Members on their Capital Accounts or upon any undistributed profits left on deposit with the Company.

Section 3.06    Required Additional Capital Contributions

        At such time as the Members unanimously determine that additional capital contributions from Members are required by the Company, such additional capital contribution shall be made by the Members in proportion to the Member Interests. If any Member should fail to make any additional capital contribution on or before the date such contribution is due, such Member shall be deemed to be a Defaulting Member as if the Member had attempted to transfer his or her Member Interest and the other Members ("Contributing Members"), or, at the option of the Members holding a majority of the Member Interests held by the Contributing Members, the Contributing Members may advance to the Company an amount equal to the Defaulting Member's additional capital contribution, and the amount so advanced by the Contributing Members shall be considered a loan to the Company and shall be entitled to preferential repayment by the Company, including interest thereon at a rate of eighteen percent (18%) per annum until such additional capital contribution and interest are paid in full. However, in no event shall the interest rate exceed the maximum lawful rate.

Section 3.07    Solicited Additional Capital Contributions

        In the event the Members authorize the Company to receive additional capital contributions from Members, the Company may solicit additional capital contributions from the Members in an amount authorized by the Members (the "Amount Solicited"). The Company shall send a notice of solicitation to all the Members, and each Member wishing to make an additional capital contribution (a "Contributing Member") shall so notify the Company in writing within ten (10) days after delivery of the notice, indicating the amount such Member offers to contribute (the "Offer to Contribute"). Unless the Members otherwise agree, if Contributing Members' Offers to Contribute exceed the Amount Solicited, each Contributing Member shall be entitled to contribute the proportion of the Amount Solicited that such Contributing Member's Member Interest, determined immediately before the solicitation for Capital Contributions, bears to the Member Interests of all the Contributing Members. If the Contributing Members do not make Offers to Contribute the entire Amount Solicited, the Company may, at its option, elect to accept the Offers to Contribute it has received or reject such Offers to Contribute and cancel the solicitation.

Section 3.08    Development Financing

        Manager shall use its best efforts to obtain on behalf of the Company third party debt financing in an amount sufficient to fund the development of the Project pursuant to plans approved by the

Members (the "Development Financing"). The Development Financing shall be between $30 million and $33 million and shall generally be within the following parameters:

  3.08.1
  The Development Financing may be recourse to the Members until the Project is open to the public for gaming and at a interest rate between 9.5% and 10.5%.

  3.08.2
  Upon opening the Project for public gaming the Development Financing shall be non-recourse to the Members. The Development Financing shall accrue interest at an interest rate of approximately 300 basis points above 10 year treasury rate and the repayments shall be amortized over 20 years with a balloon payment between the years 5 and 7.

Section 3.09    Equipment Financing

        Manager shall use its best efforts to obtain on behalf of the Company third party debt financing in an amount between $8 million and $10 million in the aggregate for the purchase of gaming and other furniture, fixtures and equipment for the Project.

ARTICLE IV. MEMBERS

Section 4.01    Powers

        Subject to the provisions of the Company's Articles of Organization, this Operating Agreement and the provisions of the Nevada Revised Statutes (NRS), all powers shall be exercised by or under the authority of, and the business and affairs of the Company shall be controlled by, the Manager. Without prejudice to such general powers, but subject to the same limitations, it is hereby expressly declared that the Members shall have the following powers:

  4.01.1
  To select and remove the Manager of the Company, prescribe such powers and duties for them as may be consistent with NRS, with the Articles of Organization or this Operating Agreement, fix their compensation, and require from them security for faithful service.

  4.01.2
  To change the principal office of this Company from one location to another within Nevada; to fix and locate from time to time one or more subsidiary offices of the Company; and to designate any place within or without the State of Nevada for the holding of any Members' meeting or meetings.

Section 4.02    Other Ventures

        It is expressly agreed that the Members, or any of them, may engage in other business ventures of every nature and description, whether or not in competition with the Company, independently or with others, and neither the Company nor the Members shall have any rights in and to any independent venture or activity or the income or profits derived therefrom. The Members of Herbst Gaming, LLC ("Herbst") and its affiliate operate their gaming, entertainment and other amenities in Clark County and Nye County, Nevada. The Members agree that Herbst or its affiliates may refer customers of the Project to other facilities operated by Herbst or its affiliates without payment of any fees to any Member of to Company.

Section 4.03    General Restrictions

        No Member shall have the right, power or authority to do any of the following acts without the prior written consent of all the Members:

  4.03.1
  sell, lease or dispose of all or substantially all of the assets of the Company or merge, consolidate or exchange its membership units with another entity;

  4.03.2
  approve of the initial and annual budgets and business plan;

  4.03.3
  approve of any transaction that would vary by an amount that exceeds $100,000 from any line item contained within a budget;

  4.03.4
  amendments to the Articles of Organization, Operating Agreement of the Company or terminates or amends the management agreement to be entered into by the Company with Herbst (the "Management Agreement");

  4.03.5
  other than the Management Agreement, enter into a transaction with an affiliate of a Member;

  4.03.6
  material changes in the nature of the Company's business;

  4.03.7
  hire the general manager, the assistant general manager, vice president of marketing and the Chief Financial Officer for the Project;

  4.03.8
  application for additional gaming licenses by the Company; and

  4.03.9
  a change in the auditor of the Company.

Section 4.04    Action by the Members; Meetings; Quorum; Majority

        All actions of the Members are taken by the Members in proportion to their Member Interests at the time of the action taken. Except as specifically otherwise provided herein, the Members may approve a matter or take any action by the vote of Members at a meeting, in person or by proxy. For any meeting of Members, the presence in person or by proxy of Members owning 100% of the Member Interests at the time of the action taken constitutes a quorum for the transaction of business. Notwithstanding the foregoing, in the event that a Member fails to attend any three (3) properly noticed consecutive meetings (the "Non-Attending Member"), the presence, in person or by proxy, of Members, excluding the Member Interests of the Non-Attending Member, shall constitute a quorum at such meeting. Members vote in proportion to their Member Interest and an action approved at a meeting by Members owning more than 50% of the Member Interest of that quorum shall be the action of the Members except as otherwise provided herein.

Section 4.05    Action By Written Consent

        Except as otherwise provided herein, any action may be taken by the Members without a meeting if authorized by the written consent of all Members. In no instance where action is authorized by written consent need a meeting of Members be called or noticed.

Section 4.06    Place of Meetings of Members

        The first meeting of the Members shall be held at the principal office of the Company set forth in the Articles of Organization. All annual meetings and special meetings of the Members shall be held at any place designated by the Manager, or, if no such place is designated, then at the principal office of the Company.

Section 4.07    Annual Meetings

        The annual meeting of the Members shall be held on such date and time as the Manager shall specify in writing, beginning with the year 2000.

Section 4.08    Annual Meetings: Notice

        Written notice of each annual meeting signed by a Manager or by such other person or persons as the Manager shall designate, shall be given to each Member entitled to vote at the meeting, either personally or by mail or other means of written communication, charges prepaid, addressed to such Member at his address appearing on the books of the Company or given by him to the Company for the purpose of notice. If a Member gives no address, notice shall be deemed to have been given him if sent by mail or other means of written communication addressed to the place where the principal office of the Company is situated. All such notices shall be sent to each Member entitled thereto not less than ten (10) nor more than sixty (60) calendar days before each annual meeting, and shall specify the place, the day and the hour of such meeting.

Section 4.09    Special Meetings

        Special meetings of the Members, for any purpose or purposes whatsoever, may be called at any time by a Manager or by a Majority. Except in special cases where other express provision is made by NRS, notice of such special meetings shall be given in the same manner as for annual meetings of Members. Notices of any special meeting shall specify, in addition to the place, day and hour of such meetings the purpose or purposes for which the meeting is called.

Section 4.10    Waiver of Notice

        The transactions of any meeting of the Members, however called and noticed or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present, and if, either before or after the meeting, each of the Members not present signs a written waiver of notice or a consent to holding such meeting or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the records or made a part of the minutes of the meeting thereof. All such waivers, consents or approvals shall be filed with the records or made a part of the minutes of the meeting.

Section 4.11    Adjourned Meetings And Notice Thereof

        Any meeting of the Members, whether annual or special, whether or not a quorum is present, may be adjourned from time-to-time by the vote of a Majority, present in person or represented by proxy, but in the absence of a quorum no other business may be transacted at any such meeting. Other than by announcement at the meeting at which such adjournment is taken, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting. However, when any meeting of the Members, either annual or special, is adjourned for thirty (30) days or more, notice of the adjourned meeting shall be given as in the case of an original meeting.

Section 4.12    Delegation of Authority To Members and the Manager

        Any one or more of the Manager or Members may at any time or times, and for such period as the Manager shall determine, be delegated the authority to determine questions relating to specific areas of the conduct, operation, and management of the Company. Until such direction or delegation of authority is made, however, the Members and the Manager shall have the authority set forth in this Article IV, and in Article VI, and that given them by the Manager.

Section 4.13    Admission of New Members

        New Members may be admitted to membership in the Company with the unanimous consent of the existing Members. A new Member must agree to be bound by the terms and provisions of the Articles of Organization and this Operating Agreement, as amended, and upon admission the new Member shall have all rights and duties of a Member of this Company.

Section 4.14    Member Loans

        A loan by a Member to the Company may only be approved by unanimous consent of the existing Members. Such loans ("Member Loans") shall be repaid to the lending Member in accordance with the terms of this Operating Agreement.

Section 4.15    Cooperation of the Member

        One of the reasons for entering into this Agreement is to create and recognize the fiduciary rights/obligations between Members delineated in this Agreement. In that regard, the Members shall cooperate fully with each other during the term of this Agreement to facilitate the performance by the Company of the Company's obligations and responsibilities set forth in this Agreement and to procure and maintain all construction, operating and gaming licenses and permits related to the Project.

Section 4.16    Deadlock

  4.16.1
  For purposes of this Agreement, the term "Major Decision" shall mean any action (or election not to act) which requires a vote of the Members according to Section 4.03.

  4.16.2
  In the event the Members are divided with respect to a Major Decision, a deadlock (the "Deadlock") shall be deemed to exist. Any Member may initiate arbitration proceedings pursuant to Article 14 to resolve the Deadlock.

ARTICLE V. TRANSFER OF MEMBERS' INTERESTS

Section 5.01    Transfer of Members' Interests

        The Member Interest of each Member is personal property. Except as otherwise provided in this Operating Agreement, the transfer of a Member Interest is restricted. Additional restrictions on the transferability of Member Interests are set forth in Article VI of the Articles of Organization of the Company. The transfer of a Member Interest shall include a gift, sale, transfer, assignment, hypothecation, pledge, encumbrance or any other disposition, whether voluntary or involuntary, by operation of law or otherwise; including, without limitation, any transfer occurring upon or by virtue of the bankruptcy or insolvency of a Member; the appointment of a receiver, trustee or conservator or guardian for a Member or his property; or pursuant to the will of a Member or the laws of descent and distribution in the event of a Member's death; pursuant to court order in the event of divorce, marital dissolution, legal separation or similar proceedings; or pursuant to any loan or security agreement under which any of the Member Interest is pledged or otherwise serves as collateral, as well as the transfer of any such interest in the event recourse is made to such collateral.

        If all of the Members, other than the Member proposing to dispose of his Member Interest, do not approve of a proposed transfer, the transferee of the Member Interest has no right to participate in the management of the business and affairs of the Company or to become a Member. The transferee is only entitled to receive the share of profits or other compensation by way of income and the return of contributions, to which the transferring Member would otherwise be entitled. If the transfer is approved by all of the Members, the transferee has all the rights and powers and is subject to all the restrictions and liabilities of his assignor, has the right to participate in the management of the business and affairs of the Company and becomes a substituted Member. A transfer of any Member Interest shall not be effective until it has been recorded in the records of the Company.

Section 5.02    No Transfer Permitted Under Certain Circumstances

        Notwithstanding any other provision of this Agreement, a Member shall not transfer all or any part of his Member Interest if such transfer would cause the termination of the Company for federal income tax purposes, would violate any applicable federal or state securities laws or would violate any of the gaming laws of the State of Nevada.

Section 5.03    Authority of the Company to Purchase Interest

        All rights and obligations of the Company to purchase any Member Interest are subject to the restrictions set forth in the statutes of the State of Nevada, if any, and to such other applicable restrictions as are now or may hereafter become effective. Any redemption of such Member Interest by the Company shall be made only out of funds legally available therefor.

Section 5.04    Representations and Warranties of the Members

        Each of the Members represents and warrants to the Company and the other Members with respect to himself as follows:

  5.04.1
  Such Member is the lawful owner of and has the full right, power and authority to sell, transfer and deliver the Member Interest of the Company set forth next to his name on Schedule A hereto and the sale, transfer and delivery of such Member Interests in accordance with this Operating Agreement will transfer good and marketable title thereto free and clear of all liens, encumbrances, claims or rights of third parties of every kind and nature whatsoever, subject only to the provisions of this Operating Agreement.

  5.04.2
  The Member Interests owned by such Member as set forth on Schedule A hereto have been duly-authorized-and are fully paid and non assessable. There are no existing options, warrants, calls or commitments on the part of any Member relating to such Member Interests which will not be terminated concurrently with the execution of this Operating Agreement. No voting agreements or restrictions of any kind other than those set forth in this Operating Agreement affect the rights of any such Member Interests or such Member.

  5.04.3
  Such Member has the right and power to enter into this Operating Agreement, and this Operating Agreement has been fully executed and delivered and constitutes the valid and binding obligation of such Member. No consent of any person not a party to this Agreement and no consent of any governmental authority is required to be obtained on the part of such Member in connection with or resulting from the execution or performance of this Operating Agreement.

Section 5.05    Transferee's Member Interest

        In the event a transferee acquires all or part of the Member Interest of an existing Member or Members, the transferee's Member Interest, for purposes of this Operating Agreement, shall be the Member Interest of the transferring Member or Members, with respect to the Member Interest acquired by the transferee.

ARTICLE VI. MANAGER

Section 6.01    Election

        The Members agree that the business of the Company shall be managed by one (1) Manager. The Manager of this Company shall be chosen annually by a Majority and shall hold office until such Manager shall resign or shall be removed or otherwise disqualified to serve, or the Manager's successor shall be elected and qualified.

Section 6.02    Resignation and Vacancies

        The Manager may resign at any time by giving written notice to the Members. Any such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. The Members by the approval of a Majority may replace any vacancy in the office of the Manager.

Section 6.03    Manager's Powers

        The Manager shall be the chief executive of the Company. The Manager shall have the following powers and addition to such other powers as may be required to engage in the purpose of the Company as set forth in Article II:

  6.03.1
  To select and remove all employees, agents and representatives of the Company, prescribe such powers and duties for them as may be consistent with law, with the Company's Articles of Organization or this Operating Agreement, fix their compensation, and require from them security for faithful service.

  6.03.2
  To conduct, manage and control the affairs and business of the Company, and to make such rules and regulations therefor consistent with the law, with the Company's Articles of Organization or this Operating Agreement.

  6.03.3
  To change the principal office of this Company from one location to another within Nevada; to fix and locate from time to time one or more subsidiary offices of the Company; and to designate any place within or without the State of Nevada for the holding of any Members' meeting or meetings.

  6.03.4
  To borrow money and incur indebtedness for the purpose of the Company, and to cause to be executed and delivered therefor, in the Company name, promissory notes, bonds, and debentures.

  6.03.5
  To appoint an executive committee and other committees, and to delegate to the executive committee any of the powers and authority of the Manager in the management of the business and affairs of the Company. The Manager, in their discretion, may or may not be a member of an executive committee.

Section 6.04    Plans and Budgets

  6.04.1
  Manager shall furnish Members with the operating and capital budgets (the "Budgets") on or before ninety (90) days prior to the opening of the Project and ninety (90) days prior to the end of each calendar year thereafter. Manager shall use its best efforts to comply with the Budgets.

  6.04.2
  The Members shall consider the Budgets within thirty (30) days of receipt of the budget, provided that if the Members do not give written notice to Manager of its approval or failure to approve within such time period, the Budgets shall be deemed approved. The Members' approval of the Budgets cannot be unreasonably withheld or delayed. In the event that the Members disagree with any line item contained in the Budgets, the Members shall discuss their disagreement with Manager. Manager will, within ten (10) days of notice of the Members' disagreement, offer constructive corrections to resolve the Members' concerns. The Members shall meet with the Manager within five (5) business days thereafter to discuss the constructive corrections, if necessary. If the representatives are unable to resolve the Members' concerns the matter(s) shall be resolved in an arbitration. During any period that the Members disapprove or fail to approve of the Budgets, Manager will continue to manage the Project in accordance with the Budgets for the preceding year as the same may be adjusted for increases year-to-year in the Consumer Price Index applicable to the Las Vegas, Nevada area and as long as the assumptions underlying the preceding year's Budgets remain substantially true.

  6.04.3
  The Budgets may be amended from time to time with the Members' approval, which approvals shall not be unreasonably withheld or delayed, after submission by Manager of the amendments to such budget and the rationale for such amendments.

  6.04.4
  Manager and the Members make no guaranty, warranty or representation whatsoever in regard to the Budgets, the same being intended as reasonable estimates only.

Section 6.05    Bank Accounts

        From time to time, the Manager may designate a person or persons, whether such persons be the Manager or not, to open and maintain one or more bank accounts; rent safety deposit boxes or vaults; sign checks, written directions, or other instruments to withdraw all or any part of the funds belonging to the Company and on deposit in any savings account or checking account; negotiate and purchase certificates of deposit, obtain access to the Company's safety deposit box or boxes, and, generally, sign such forms on behalf of the Company as may be required to conduct the banking activities of the Company.

ARTICLE VII. PROFITS AND LOSSES

Section 7.01    Net Profits and Losses

        Subject to the provisions of Section 7.04, the "Net Profits and Losses" of the Company for any Company taxable year shall be allocated and credited to the Members' Capital Accounts in proportion to the Member Interest of each respective Member. The term "Net Profits and Losses" of the Company shall mean the net income or loss of the Company, as determined by auditors or accountants employed by the Company, in accordance with Section 703 of the Code, applied consistently with prior periods.

Section 7.02    Allocations of Deductions

  7.02.1
  Company Nonrecourse Deductions.    Except as otherwise required by Section 7.03 and Section 7.04, all Nonrecourse Deductions of the Company for any taxable year shall be shared by the Members in proportion to their Member Interest on the last day of such taxable year. The amount of Nonrecourse Deductions of the Company shall be determined in accordance with Regulations Section 1.704-2(c).

  7.02.2
  Member Nonrecourse Deductions.    Except as otherwise required by Section 7.03 and Section 7.04, all Member Nonrecourse Deductions of the Company for any taxable year shall be allocated in accordance with Regulations Section 1.704-2(i)(1). The amount of Member Nonrecourse Deductions shall be determined in accordance with Regulations Section 1.704-2(i)(2).

Section 7.03    Special Allocations

  7.03.1
  Qualified Income Offset.    Except as provided in Section 7.03.2, in the event any Member unexpectedly receives any adjustments, allocations or distributions described in Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), items of Company income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the adjusted capital account deficit of such Member as quickly as possible.

  7.03.2
  Minimum Gain Chargeback.    Notwithstanding any other provision of this Section 7.03, if there is a net decrease in Company Minimum Gain during any Company fiscal year, each Member who would otherwise have an adjusted capital account deficit at the end of such year shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount and manner sufficient to eliminate such Member's adjusted capital account deficits as quickly as possible. The items to be so allocated shall be determined in accordance with Regulations Section 1.704-1(b)(4)(iv)(e). Notwithstanding any other provision of this Section 7.03.2, if there is a net decrease in Minimum Gain attributable to Member Nonrecourse debt during a Company Taxable Year, each Member with a share of the Minimum Gain attributable to such member Nonrecourse Debt shall be allocated items of income and gains for such year (and, if necessary, subsequent years) in accordance with Regulations Section 1.704-2(i)(4). The items to be so allocated shall be determined in accordance with Regulations Section 1.704-2(i). This Section 7.03.2 is intended to comply with the minimum gain chargeback requirement in such sections of the Regulations and shall be interpreted consistently therewith.

  7.03.3
  Allocation of Remaining Income and Gains on Sale or Other Disposition.    Except as otherwise required by this Section 7.03, income and gains arising from the sale, exchange, transfer or disposition or condemnation of all or substantially all of the Company's property shall be allocated, for Federal income tax purposes, among those who shall be Members on the date of such transaction or transactions as follows:

  7.03.3.1
  If one or more Members has a negative Capital Account after such Member's Capital Account is adjusted to reflect any allocation of gains under Section 7.02.2, hereof, but before such Member's Capital Account is adjusted to reflect any distribution under Section 8.03, with respect to the disposition to which this Section is being applied, such income and gains shall be allocated to such Members in proportion to their negative Capital Accounts until each such Member's Capital Account equals zero.

  7.03.3.2
  To the extent one or more Member's Capital Account balance is less than (i) the total of all Members' Capital Account balances times (ii) such Member's Member Interest in the Company (a "Capital Disparity"), such income and gains shall be allocated among such Members in proportion to capital Disparities until all of the Members' Capital Accounts are, as nearly as possible, in proportion to their Member Interest.

  7.03.3.3
  The balance of such income and gains shall be allocated to the Members in proportion to their Member Interest.

  7.03.4
  Assignments.    In the event of an assignment of an interest in the Company (other than an assignment by reason of the death of a Member), the assignor's distributive share of Company income, gains, loss, deductions and credits and expenditures not deductible in computing its taxable income (in respect of the interest so assigned) shall be the share of such items attributable to such interest accruing prior to such assignment (based on an interim closing of the books of the Company), and the Assignee's share shall be the share of such items attributable to such interest after such assignment (based on such interim closing).

  7.03.5
  Mandatory Section 704(c) Allocations.    Notwithstanding the foregoing, to the extent that Code Section 704(c), Regulations Section 1.704-3, 1.704-1(b)(2)(iv), or any other regulations which may be proposed or promulgated under Code Section 704(c), require allocations of Company income, gains, losses or deductions in a manner which is different than that set forth above, the provisions of Section 704(c) and the regulations thereunder shall control such allocations among the Members. In the absence of a contrary agreement among the

    Members, such items shall be allocated in accordance with the "Traditional method with curative allocations" set forth in Regulations Section 1.704-3(c) or any successor regulation.

Section 7.04    Curative Allocations

        The allocations set forth in Sections 7.03.1 and 7.03.2 (the "Regulatory Allocations") are intended to comply with certain requirements of Regulations Section 1.704-1(b), Regulations Section 1.704-2, and Regulations Section 1.704-3 and shall be interpreted and applied in a manner consistent therewith. Notwithstanding any other provisions of this Section (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating other profits, losses and items of income, gain, loss and deduction among the Members so that, to the extent possible, the net amount of such allocations of other profits, losses and other items in the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to each such Member if the Regulatory Allocations had not occurred.

Section 7.05    Federal Income Tax

        It is the intent of this Company and its Members that this Company will be governed by the applicable provisions of Subchapter K, of Chapter 1, of the Code.

ARTICLE VIII. DISTRIBUTIONS

Section 8.01    Operating Distribution

        The Company's Cash Available For Distribution shall, at such times as the Manager of the Company deem advisable, be distributed among the Members in proportion to their respective Member Interest, as of the date of any such distribution. Cash Available for Distribution shall be distributed at least once a year by the Manager. The term "Cash Available For Distribution" shall mean the total cash revenues generated by the Company's operations (including proceeds from the sale or refinancing of Company assets), less all cash expenditures of the Company for debt service and operating expenses, and less a reasonable amount determined by the Company to be set aside for reserves.

Section 8.02    Payment of Member Loans

        Under all circumstances, Member Loans shall be repaid first out of any Cash Available for Distribution. If a difference exists between the Members in the amount of Member Loans made to the Company, any Member with more Member Loans outstanding (in value) than another Member shall receive the first distributions of any available cash until that Member's Loan is in parity with the other Member Loans, if any. Thereafter, the Member Loans will be repaid ratably to the Members with Loans. It is the intention of the Members that Member Loans will be repaid as cash is available for distribution and may result in revolving payments to the Members as additional Member Loans are advanced to the Company.

Section 8.03    Distribution on Dissolution and Liquidation

        In the event of the dissolution and liquidation of the Company for any reason, after the payment of or provision for creditors pursuant to NRS Section 86.521 and other applicable law, the Company's assets shall be distributed among the Members in accordance with their respective positive Capital Account balances, in accordance with Regulations Section 1.704-1(b)(2)(ii)(b)(2).

ARTICLE IX. ACCOUNTING AND RECORDS

Section 9.01    Records and Accounting

        The books and records of the Company shall be kept, and the financial position and the results of its operations recorded, in accordance with the accounting methods elected to be followed by the Company for federal income tax purposes. The books and records of the Company shall reflect all Company transactions and shall be appropriate and adequate for the Company's business. The fiscal year of the Company for financial reporting and for federal income tax purposes shall be the calendar year.

Section 9.02    Access to Accounting Records

        All books and records of the Company shall be maintained at any office of the Company or at the Company's principal place of business, or as determined from time to time by the Company, and each Member, and his duly authorized representative, shall have access to them at such office of the Company and the right to inspect and copy them at reasonable times. The Company shall keep all records required to be kept at the registered office of the Company by Chapter 86 of NRS at such registered office of the Company. On a monthly basis the Manager shall distribute the Company's operating statements to the Members.

Section 9.03    Annual Tax Information

        The Manager shall use its best efforts to cause the Company to deliver to each Member within ninety (90) days after the end of each fiscal year all information necessary for the preparation of such Member's federal income tax return.

ARTICLE X. TERM

Section 10.01    Term

        The term of this Company shall begin on the date the Company's Articles of Organization are filed with the Nevada Secretary of State and shall have perpetual existence, unless terminated in accordance with the provisions hereof, by a Majority.

ARTICLE XI. DISSOLUTION OF THE COMPANY AND
TERMINATION OF A MEMBER'S INTEREST

Section 11.01    Dissolution

        This Company must be dissolved on the approval of a Majority.

Section 11.02    Death of a Member; Continuation

        After the death of a Member, the personal representative ("Representative") of the deceased Member and, after the distribution of the deceased Member's estate, the deceased Member's heirs or legatees, shall immediately succeed to the interest of the deceased Member in the Company, subject to the provisions of this Operating Agreement. During administration of the estate of the deceased Member, such Representative (and after distribution of the deceased Members estate such heirs or legatees) shall have the same rights and obligations in the Company for the remainder of the Company's term as the deceased Member would have had, if the deceased Member had survived. Such rights and obligations shall include, but shall not be limited to, the conduct of the Company's business and the share in the profits and losses of the Company.

Section 11.03    Option To Purchase Deceased Member's Interest

        Upon the death of a Member, the Company shall have the option, within One Hundred Twenty (120) days of the Member's date of death, to purchase the deceased Member's Member Interest for an agreed upon price, or if no price can be agreed upon, the fair market value of such interest as determined by an independent qualified appraiser appointed by the Members and the deceased Member's Representative. If they cannot agree on an appraiser, the Members and such Representative shall agree on three possible appraisers, place their names on pieces of paper placed into a hat, and one person chosen by the Members and such Representative shall, without looking, reach into a hat and pick out one name who shall be the appraiser. If the Company elects to purchase the Member Interest of the deceased Member, it shall pay the agreed price or the fair market value of such Member Interest to the deceased Member's Representative, in cash, within such One Hundred Twenty (120) day period. If the Company does not purchase the Member Interest of the deceased Member within such One Hundred Twenty (120) day period, then all rights to purchase the deceased Member's Member Interest pursuant to this Section shall terminate.

Section 11.04    Bankruptcy, Insolvency or Dissolution

        In the event a Member (the "Bankrupt Member") institutes or consents to any proceeding under the federal bankruptcy laws relating to the Member or to all or any part of his property; or is unable or admits in writing to his inability to pay his debts as they mature, or makes an assignment for the benefit of creditors; or applies for or consents to the appointment of any receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer for him or for all or any part of his property; or applies for or consents to the liquidation or dissolution of such Member or all or substantially all of his property; or any receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer is appointed without the application or consent of the Member and the appointment continues undischarged or unstayed for thirty (30) calendar days; or any proceeding under the federal bankruptcy laws or any other applicable laws relating to such Member or to all or any part of his property is instituted without the consent of such Member and continues undischarged or unstayed for sixty (60) calendar days, the remaining Members shall have the right to purchase the entire Member Interest of the Bankrupt Member at a price equal to the fair market value of such Member Interest at the time of such bankruptcy, as determined by an independent qualified appraiser appointed by the Members, including the Bankrupt Member. If they cannot agree on an appraiser, the Members, including the Bankrupt Member, shall agree on three possible appraisers, place their names on pieces of paper placed into a hat, and one person chosen by the Members shall, without looking, reach into the hat and pick out one name who shall be the appraiser. A purchase of a Bankrupt Member's Member Interest shall be an all cash transaction completed within One Hundred Twenty (120) days after the date the bankruptcy petition is filed by or against the Bankrupt Member. The Company shall send a notice of the bankruptcy to all the Members and each Member wishing to purchase all or part of the Bankrupt Member's Interest (a "Purchasing Member") must so notify all the other Members in writing within twenty (20) days after delivery of the notice. Unless they agree otherwise, if there is more than one Purchasing Member, each Purchasing Member may purchase the same proportion of the Bankrupt Member's interest as the Member Interest of that Purchasing Member bears to the total Member Interest of all the Purchasing Members. If no remaining Member wishes to purchase the Bankrupt Member's Member Interest, or the Purchasing Members do not actually purchase the Bankrupt Member's Member Interest within the time set forth in this Section 11.04, then all rights to purchase the Bankrupt Member's Member Interest pursuant to this Section shall terminate.

ARTICLE XII. TRUST MEMBERS

Section 12.01    Trustee Liability

        When any trustee becomes a Member of this Company, he shall be a Member not individually but solely as a trustee, in the exercise and under the power and authority conferred upon and vested in such trustee. Nothing contained in this Operating Agreement shall be construed as creating any liability on any such trustee personally to pay any amounts required to be paid hereunder, or to perform any covenant, either express or implied, contained herein; all such liability, if any, is hereby expressly waived by the other Members of this Company. Any liability of any Member which is a trust (whether to the Company or to any third person) shall be a liability to the full extent of the trust estate and shall not be a personal liability of any Trustee, grantor or beneficiary of any trust.

Section 12.02    Status of Successor Trustees as Members

        Any successor trustee or co-trustee of any trust which is a Member shall be entitled to exercise the same rights and privileges and be subject to the same duties and obligations as the predecessor trustee. As used in this Article XII, the term "trustee" shall include any and all such successor trustees.

ARTICLE XIII. INDEMNIFICATION

Section 13.01    Indemnity

        This Company does hereby indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the Company, by reason of the fact that he is or was a Manager, Member, employee or agent of this Company, or is or was serving at the request of this Company as manager, director, officer, employee or agent of another limited liability company or corporation, against expenses, subject to the provisions of Section 13.04, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of this Company, and, with respect to a criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of this Company, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

Section 13.02    Indemnity for Actions By or In the Right of the Company

        This Company does hereby indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of this Company to procure a judgment in its favor by reason of the fact that he is or was a Member, Manager, employee or agent of this Company, or is or was serving at the request of this Company as a Member, Manager, director, officer, employee or agent of another limited liability company, corporation, partnership, joint venture, trust or other enterprise against expenses, subject to the provisions of Section 13.04, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the actions or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of this Company. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to this Company or for amounts paid in settlement to this Company, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

Section 13.03    Indemnity If Successful

        To the extent that a Member, Manager, employee or agent of this Company has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Section 13.01 and Section 13.02, or in defense of any claim, issue or matter therein, this Company does hereby indemnify such person or entity against expenses, subject to the provisions of Section 13.04, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

Section 13.04    Expenses

        Any indemnification under Section 13.01 and Section 13.02, unless ordered by a court or advanced pursuant to Section 3.06, must be made by this Company only as authorized in the specific case upon a determination that indemnification of the Member, Manager, employee or agent is proper in the circumstances. The determination must be made:

  13.04.1
  By vote of the Manager who is not a party to the act, suit or proceeding; or

  13.04.2
  If the vote of a Manager who is not a party to the act, suit or proceeding cannot be obtained, by a vote of the Members whereby Members who hold more than 50% of the outstanding Member Interests and who were not parties to the act, suit or proceeding, vote to approve indemnification; or.

  13.04.3
  If neither a vote of a Manager nor a vote of the Members holding more than 50% of the outstanding Member Interests, who were not parties to the act, suit or proceeding can be obtained, by independent legal counsel in a written opinion.

        For purposes of this Section 13.04, the Manager shall have one vote.

Section 13.05    Advance Payment of Expenses

        The expenses of Members and the Manager incurred in defending a civil or criminal action, suit or proceeding shall be paid by this Company as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the Member or Manager to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by this Company. The provisions of this subsection do not affect any rights to advancement of expenses to which personnel other than Members or Manager may be entitled under any contract or otherwise by law.

Section 13.06    Other Arrangements Not Excluded

        The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this Article XIII:

  13.06.1
  Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the Articles of Organization or any agreement, vote of Members or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to Section 13.02, or for the advancement of expenses made pursuant to Section 13.05, may not be made to or on behalf of any Member or Manager if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

  13.06.2
  Continues for a person who has ceased to be a Member, Manager, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

ARTICLE XIV. ARBITRATION

Section 14.01    Appointment of Arbitrators

        If any dispute shall arise or if any issue left open hereunder cannot be resolved between the Members after negotiating in good faith to reach a just and equitable solution satisfactory to the Members within fifteen (15) days, such dispute is to be referred to binding arbitration before arbitrators having not less than 10 years experience in the gaming industry. In the event an appraisal of the Project or other assets needs to be performed, such appraisal is to be settled by binding arbitration before arbitrators having not less than 10 years experience in the gaming industry. Any award of the arbitrators may be filed in a court of law as a final judgment. Any such arbitration shall be in accordance with the rules and regulations adopted by the American Arbitration Association or as the Members otherwise agree. A Member may serve upon the other Members a written notice of the demand that the dispute or appraisal is to be resolved pursuant to this Article. Within thirty (30) days after the giving of such notice, each of the Members shall nominate and appoint an arbitrator (or appraiser, as the case may be) and shall notify the other Members in writing of the name and address of the arbitrator so chosen. Upon the appointment of the two arbitrators as HEREINABOVE provided, said two arbitrators shall forthwith, within fifteen (15) days after the appointment of the second arbitrator, and before exchanging views as to the question at issue, appoint in writing a third arbitrator ("Selected Arbitrator") and give written notice of such appointment to each of the Members. In the event that the two arbitrators shall fail to appoint or agree upon the Selected Arbitrator within said fifteen (15) day period, the Selected Arbitrator shall be selected by the Members if they so agree upon such Selected Arbitrator within a further period of ten (10) days. If a Selected Arbitrator shall not be appointed or agreed upon within the time herein provided, then a Member on behalf of all Members may request such appointment in accordance with the American Arbitration Association. The Members shall share equally the cost of the Selected Arbitrator. Said arbitrators shall be sworn faithfully and fairly to determine the question at issue. The arbitrators shall afford to the Members a hearing and the right to submit evidence, with the privilege of cross-examination, on the question at issue, and shall with all possible speed make their determination in writing and shall give notice to the Members hereto of such determination. The concurring determination of any two of said three arbitrators shall be binding upon the Members, or, in case no two of the arbitrators shall render a concurring determination, then the determination of the Selected Arbitrator shall be binding upon the Members hereto. Each Member shall pay the fees of the arbitrator appointed by it, and the fees of the Selected Arbitrator shall be divided equally between the Members.

Section 14.02    Inability to Act

        In the event that an arbitrator appointed as aforesaid shall thereafter die or become unable or unwilling to act, his successor shall be appointed in the same manner provided in this Article for the appointment of the arbitrator so dying or becoming unable or unwilling to act.

ARTICLE XV. MISCELLANEOUS PROVISIONS

Section 15.01    Complete Agreement

        This Operating Agreement, and the Company's Articles of Organization, constitute the complete and exclusive statement of the agreement among the Members with respect to the subject matter contained therein. This Operating Agreement and the Company's Articles of Organization replace and supersede all prior agreements by and among the Members or any of them. This Operating Agreement and the Company's Articles of Organization supersede all prior written and oral statements and no representation, statement, or condition or warranty not contained herein or therein will be binding on the Members or be of any force and effect whatsoever.

Section 15.02    Amendments

        This Operating Agreement may only be amended by unanimous consent of the Members.

Section 15.03    Applicable Law

        This Operating Agreement, and its application, shall be governed exclusively by its terms and by the laws of the State of Nevada.

Section 15.04    Headings

        The headings in this Operating Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Operating Agreement or any provisions contained herein.

Section 15.05    Severability

        If any provision of this Operating Agreement or the application thereof to any person or circumstance shall be deemed invalid, illegal or unenforceable to any extent, the remainder of this Operating Agreement and the application thereof shall not be affected and shall be enforceable to the fullest extent permitted by law.

Section 15.06    Expenses

        If any litigation or other proceeding is commenced in connection with or related to this Agreement, the prevailing party shall be entitled to recover from the losing party all of the incidental costs and reasonable attorneys' fees, whether or not a final judgment is rendered.

Section 15.07    Heirs, Successors and Assigns

        Each and all of the covenants, terms, provisions and agreements contained in this Operating Agreement shall be binding upon and inure to the benefit of the existing Members, all new and substituted Members, and their respective assignees (whether permitted by this Operating Agreement or not), heirs, legal representatives, successors and assigns.

Section 15.08    Execution

        This Operating Agreement may be executed in counterparts, and when so executed each counterpart shall be deemed to be an original, and said counterparts together shall constitute one and the same instrument.

        IN WITNESS WHEREOF, this Operating Agreement was adopted by the undersigned Member as of the date set forth above.

MEMBERS:
HERBST GAMING, LLC, a Nevada limited liability company
By:	/s/ EDWARD J. HERBST
Its:	Manager

SCHEDULE A

Member Name and Address	Initial Capital Contribution	Member Interest
Herbst Gaming, LLC 5195 Las Vegas Boulevard South Las Vegas, Nevada 89119	$7,500,000	100%

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  Exhibit 3.14
OPERATING AGREEMENT OF FLAMINGO PARADISE GAMING, LLC A Nevada Limited Liability Company
TABLE OF CONTENTS
OPERATING AGREEMENT OF FLAMINGO PARADISE GAMING, LLC A Nevada Limited Liability Company
ARTICLE I. OFFICES
ARTICLE II. PURPOSE
ARTICLE III. CAPITAL
ARTICLE IV. MEMBERS
ARTICLE V. TRANSFER OF MEMBERS' INTERESTS
ARTICLE VI. MANAGER
ARTICLE VII. PROFITS AND LOSSES
ARTICLE VIII. DISTRIBUTIONS
ARTICLE IX. ACCOUNTING AND RECORDS
ARTICLE X. TERM
ARTICLE XI. DISSOLUTION OF THE COMPANY AND TERMINATION OF A MEMBER'S INTEREST
ARTICLE XII. TRUST MEMBERS
ARTICLE XIII. INDEMNIFICATION
ARTICLE XIV. ARBITRATION
ARTICLE XV. MISCELLANEOUS PROVISIONS
SCHEDULE A